As filed with the Securities and Exchange Commission on November 24, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SINO-GLOBAL SHIPPING
AMERICA, LTD.
(Exact name of issuer as specified in its charter)

Virginia	11-3588546
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

36-09 Main Street
Suite 9C-2
Flushing, New York 11354
(Address of Principal Executive Offices)
(ZIP Code)

SINO-GLOBAL SHIPPING AMERICA, LTD. 2008 STOCK INCENTIVE PLAN
(Full title of the plan)

With copies to:

Chi Tai Shen Sino-Global Shipping America, Ltd. 36-09 Main Street Suite 9C-2 Flushing, New York 11354 (Name and address of agent for service) (718) 888-1814	Bradley A. Haneberg, Esq. Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, Virginia 23219 (804) 771-5790
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock issuable under 2008 Stock Incentive Plan(2)	128,000	$7.75	$992,000	$55.36

Common Stock issuable under 2008 Stock Incentive Plan(3)	174,903	$3.53	$617,407.59	$34.46

Total	302,903			$89.82

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement includes an indeterminate number of additional shares which may be issuable in accordance with Rule 416 to prevent dilution from stock splits, stock dividends or similar transactions as provided in the above-referenced plans.

(2)
128,000 options granted under the 2008 Stock Incentive Plan have an exercise price of $7.75 per share.  The aggregate offering price and fee associated with these options were determined in accordance with Rule 457(h)(1).

(3)
The remaining 174,903 options available under the 2008 Stock Incentive Plan have not been granted.  As such the aggregate offering price and fee associated with such options were calculated in accordance with Rule 457(c) using the high and low prices of the registrant’s ordinary shares on the Nasdaq Capital Market on November 20, 2009.

PART I - INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Item 1.	Plan Information

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants in the Plan as specified by Rule 428(b)(1) of the Securities Act.  These documents and the documents incorporated herein by reference pursuant to Item 3 of Part II of this registration statement, taken together, constitute the Plan Prospectus, meeting the requirements of Section 10(a) of the Securities Act.  The Reoffer Prospectus to be used in connection with sales of shares of common stock underlying options granted to Sino-Global Shipping America, Ltd. insiders will be used to meet the requirements of Section 10(a) of the Securities Act with respect to those securities.

Item 2.	Registrant Information and Employee Plan Information

Upon written or oral request by a participant in the Plan listed in Item 1, Sino-Global Shipping America, Ltd. will provide any of the documents incorporated by reference in Part II, Item 3 of this registration statement (which documents are incorporated by reference into the Plan Prospectus), any documents required to be delivered to participants pursuant to Rule 428(b) and other additional information about the Plan.  All of such documents and information will be available without charge. Any and all requests should be directed to Apple Liang, Secretary, Sino-Global Shipping America, Ltd., 36-09 Main Street, Suite 9C-2, Flushing, New York 11354; telephone number (718) 888-1148.

Reoffer Prospectus

302,903 SHARES

SINO-GLOBAL SHIPPING AMERICA LTD.

COMMON STOCK

This prospectus relates to the reoffer and resale by certain selling shareholders of shares of our common stock that were issued or may be issued by us to the selling shareholders upon the exercise of stock options granted under the Sino-Global Shipping America, Ltd. 2008 Stock Incentive plan. The shares are being reoffered and resold for the account of the selling shareholders, and we will not receive any of the proceeds from the resale of the shares.

The selling shareholders’ sales may be effected from time to time in one or more transactions on the Nasdaq Capital Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See “Plan of Distribution.” We will bear all expenses in connection with the preparation of this prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “SINO.” On November 20, 2009, the closing price for our common stock, as reported on the Nasdaq Capital Market was $3.46 per share.

Our principal executive offices are located at 36-09 Main Street, Suite 9C-2, Flushing, New York 11354, and our telephone number there is (718) 888-1148.

This investment involves risk. See “Risk Factors” beginning at page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF
THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

The date of this Reoffer Prospectus is November 24, 2009.

TABLE OF CONTENTS

Forward-Looking Statements	3

Risk Factors	4

The Company	13

Selling Shareholders	14

Plan Of Distribution	15

Experts	15

Legal Matters	15

Where You Can Find More Information	15

Incorporation Of Certain Information By Reference	16

Indemnification	17

Information Required In The Section 10(A) Prospectus	17

FORWARD-LOOKING STATEMENTS

This document contains certain statements of a forward-looking nature. Such forward-looking statements, including but not limited to projected growth, trends and strategies, future operating and financial results, financial expectations and current business indicators are based upon current information and expectations and are subject to change based on factors beyond the control of the Company. Forward-looking statements typically are identified by the use of terms such as “look,” “may,” “should,” “might,” “believe,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to the following:

•	the ability to timely and accurately provide shipping agency services;
•	its dependence on a limited number of larger customers;
•	political and economic factors in the People’s Republic of China (“PRC”);
•	the Company’s ability to expand and grow its lines of business;
•	unanticipated changes in general market conditions or other factors, which may result in cancellations or reductions in need for the Company’s services;
•	a weakening of economic conditions which would reduce demand for services provided by the Company and could adversely affect profitability;
•
the effect of terrorist acts, or the threat thereof, on consumer confidence and spending, or the production and distribution of product and raw materials which could, as a result, adversely affect the Company’s shipping agency services, operations and financial performance;

•	the acceptance in the marketplace of the Company’s new lines of services;
•	foreign currency exchange rate fluctuations;
•	hurricanes or other natural disasters;
•	the Company’s ability to identify and successfully execute cost control initiatives;
•	the impact of quotas, tariffs, or safeguards on the importation or exportation of the Company’s customer’s products;
•	other risks outlined above and in the Company’s other filings made periodically by the Company; or
•	the Company’s ability to attract, retain and motivate skilled personnel to serve the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face, but represent the material risks to our business. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment. You should carefully consider these risk factors, together with all of the other information in this prospectus and the documents we have incorporated by reference in the section “Where You Can Find Additional Information” located on page 15 of this prospectus before you decide to purchase any shares of our common stock (“Shares”).

Risks Related to Our Business

We operate in a very competitive industry and may not be able to maintain our revenues and profitability.

Since 2003, China has qualified over 1,400 shipping agencies.  Our potential competitors include two major shipping agencies, which together account for approximately 85% of China’s shipping agency revenues.  These competitors have significantly greater financial and marketing resources and name recognition than we have.

In 2006, total revenues for shipping agency services in China were approximately $1.53 billion.  During our fiscal years ended June 30, 2008 and 2009, we generated net revenues of approximately $15.09 million and $18.33 million, respectively. As such, while we believe that we effectively compete in our market, our competitors occupy a substantial competitive position.  There can be no assurance that we will be able to effectively compete in our industry.

In addition, our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors’ services, and we may lose market share.  We believe that competition in China’s shipping agency industry may become more intense as more shipping agencies, including Chinese/foreign joint ventures, are qualified to conduct business.  We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models our competitors may implement.  In addition, the increased competition we anticipate in the shipping agent industry may also reduce the number of vessels for which we are able to provide shipping agency services, or cause us to reduce agency fees in order to attract or retain customers.  All of these competitive factors could have a material adverse effect on our revenues and profitability.

The PRC owns part of our two largest competitors.

The Chinese government’s ownership of our two largest competitors disadvantages our company in a number of ways.

First, the Chinese government prevents direct foreign investment in certain industries, such as telecommunication services, online commerce and advertising.  In fact, when the PRC government founded Penavico, it closed the shipping agency industry to a number of foreign shipping agents that had provided services in China prior to that time.  Although the PRC has removed these restrictions in our industry in recent years, there can be no guarantee that the PRC will not re-nationalize the shipping agency industry in the future, especially since approximately 85% of the shipping agency industry in China is already owned, in part, by the Chinese government.

Second, because our two largest competitors, Penavico and Sinoagent, are state-owned, they may have advantages over our company in dealing with local government officials and leverage over local companies that we, as a wholly privately-owned company, do not have.  These relationships may limit our ability to compete with Penavico and Sinoagent.

Third, due to their relationship with the Chinese government, our largest competitors may have access to funding that is not available to us.  This access may allow them to grow their businesses at a rate we are not able to match.  If we are unable to expand at a comparable rate with these competitors, we may lose market share or be unable to generate profits.

Our customers are companies engaged in the shipping industry, and, consequently, our financial performance is dependent upon the economic conditions of that industry.

We have derived most of our revenues to date from providing shipping agency services to Chinese and international shipping companies that seek to ship materials to and from China.  Our customers’ success is intrinsically linked to economic conditions in the shipping industry in general and trade with China in particular.  The shipping industry, in turn, is subject to intense competitive pressures and is affected by overall economic conditions.  Although we believe our services can assist shipping companies in a competitive environment, demand for our services could be harmed by instability or downturns in the shipping industry, which may cause customers to forego shipping agency services by attempting to provide such services in-house.  There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future downturns in the shipping industry.

Our revenues are highly dependent on China’s use of iron ore in general and on a few customers involved in that industry in particular.

While we provide shipping agency services to vessels in a variety of industries, iron ore shipments have made up the majority of cargo in vessels that have used our services.  Between 2002 and 2005, iron ore has accounted for approximately 82.7% of our shipments by weight and has ranged from slightly less than 4,000,000 metric tons to more than 8,000,000 metric tons shipped per year in the same time period.  China is currently the world’s largest importer of iron ore, and global shipping capacity has been unable to keep pace with China’s demand for iron ore, resulting in increases in the cost of iron ore to China of 71.5% in 2005, 19% in 2006, 9.5% in 2007, and 96% in 2008.  China currently imports approximately 50% of the world’s iron ore and relies on three companies for approximately 80% of its iron ore.

In addition, we derive a substantial portion of our revenues related to iron ore shipments from two customers.  We provide services to one of these companies under an exclusive agency agreement that is terminable on three months’ notice and that expires on December 31, 2009.  We first began to provide shipping agency services under this agreement in 2001, and we have renewed the contract annually since then.  Any termination of the agency services agreement with this client would materially harm our operations.

We provide services to another client under an oral agreement that is freely terminable.  We first began to provide shipping agency services to this client in 2006.  Any termination of our agency services to this client would materially harm our operations.

We may be unable to maintain current shipping agency fees in the future.

We have long enjoyed the benefits of shipping agency fees in China that are higher than the average in the international market.  In order to ensure quality service for shipping companies, China’s Ministry of Communications has established standard shipping agency fees that are favorable to shipping agencies.  If the Ministry of Communications reduced or abolished the standard fees, our revenues and profits could be materially and adversely affected as shipping agencies began to compete on the basis of price.  While it is customary for shipping agents to negotiate below the standard shipping agency fees, the removal of these standards could further lower the fees that shipping agencies are able to charge for services.  In light of China’s moves in furtherance of its open door policy, there can be no assurance that shipping agency fees will maintain their current levels, especially as shipping agencies and China have already begun to offer lower prices than China’s Ministry of Communications permits.

We may be required to assume liabilities for our clients in the future.

An increasing number of companies that require shipping agency services have pressured shipping agents to guarantee their principals’ liabilities.  Some companies have required shipping agents, as a condition of doing business, to pay directly for tariffs, port charges, and other fees, to be reimbursed at a later date by the companies.  Other companies have sought to include agents as parties in voyage charter agreements, leading to potential liability for shipping agents in the event of a breach by another party.  We expect that these pressures on shipping agents to accept more liability will increase as competition among shipping agencies intensifies.  While we do not currently pay these liabilities and have no present intention to begin doing so in the future, the assumption of any of these or other new liabilities could have a material adverse effect on our operations.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

Our company is much smaller than Penavico and Sinoagent, our two main competitors, and we compete in large part on the basis of the quality of services we are able to provide our clients.  As a result, we are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our clients.  Many of our personnel possess skills that would be valuable to all companies engaged in the shipping agency industry.  Consequently, we expect that we will have to actively compete with other Chinese shipping agencies for these employees.  Some of our competitors may be able to pay our employees more than we are able to pay to retain them.  Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel.  Although we have not experienced difficulty locating, hiring, training or retaining our employees to date, there can be no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate other personnel in the future.  If we are unable to effectively obtain and maintain skilled personnel, the quality of our shipping agency services could be materially impaired.

We are substantially dependent upon our key personnel, particularly Cao Lei, our Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of:

•	Mr. Cao Lei, Chief Executive Officer; and

•	Mr. Zhang Mingwei, Chief Financial Officer

would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully implement our existing supply chain management software and develop new programs and enhancements.

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common stock.  We cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows.  Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable.  Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors.  If we determine to pay dividends on any of our common stock in the future, we will be dependent, in large part, on receipt of funds from Trans Pacific Shipping Limited (“Trans Pacific”) and Sino-Global Shipping Agency Ltd. (“Sino-China”).

Foreign Operational Risks

Economic conditions and the continued weakening of the global and Chinese economies could materially adversely affect our company.

Our operation and performance depend significantly on worldwide economic conditions and their impact on Chinese and international shipping companies that seek to ship materials to and from China.  General economic indicators both globally and in China have deteriorated significantly, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These conditions may remain depressed for the foreseeable future.  In addition to this general economic deterioration, fluctuations in fuel and other energy costs, access to credit, and other macroeconomic conditions could harm demand for our shipping agency services as our customers forego shipping agency services by attempting to provide such services in-house.  These and other economic conditions could have a material adverse affect on our financial condition and operating results.

Current levels of market volatility are unprecedented and deteriorating conditions in the global credit markets could materially adversely affect our company.

The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months.  In recent months, the volatility and disruption have reached unprecedented levels.  Notwithstanding various actions by the U.S., Chinese, and other foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investments banks, insurers and other financial institutions have caused the broader credit markets to continue to deteriorate.  In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers.  Moreover, significant deterioration in the financial condition of large financial institutions has resulted in a severe loss of liquidity and availability in both Chinese and global credit markets and in higher borrowing costs and more stringent borrowing terms.  Recessionary conditions in both the Chinese and global economies threaten to cause further tightening of the credit markets, more stringent lending standards and terms and higher volatility in interest rates.  Persistence of these conditions could have a material adverse effect on our access to debt and the terms and cost of that debt.

China’s reaction to perceived inequities in the iron ore industry may adversely affect our company.

China currently imports approximately 43% of the world’s iron ore and relies on three companies for approximately 75% of its iron ore.  On July 18, 2007, China’s key industry association, the China Iron and Steel Association (“CISA”), accused these three mining companies of “working together” to effect a shortage.

Since this accusation, one of these three iron ore companies, BHP Billiton Limited, has offered to acquire another, Rio Tinto Limited.  In response to BHP Billiton’s initial offer, the state-owned Chinalco cooperated with U.S. company Alcoa to purchase an approximately 12% interest in Rio Tinto.  After this purchase, however, BHP Billiton submitted another offer to purchase Rio Tinto, which was rejected by Rio Tinto’s Board of Directors on February 6, 2008.  Although the offer has been rejected, any consolidation of such large iron ore companies could result in renewed claims by the Chinese government that these companies are working together to effect shortages.

In addition to the likely effect of proposed consolidations in the iron ore industry, China has also protested a recent notice from Rio Tinto that iron ore shipments under existing contracts will be cut by 10% due to a hurricane.

If the Chinese government were to take steps to combat perceived inequities in the iron ore industry, our operations could be adversely affected.

A slowdown in the Chinese economy may slow down our growth and profitability.

We cannot assure you that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business.  Several years ago, the Chinese economy experienced deflation, which may recur in the foreseeable future.  More recently, the Chinese government announced its intention to use macroeconomic tools and regulations to slow the rate of growth of the Chinese economy, the results of which are difficult to predict.  Adverse changes in the Chinese economy will likely impact the financial performance of the retailing, distribution, logistics, manufacturing and shipping industries in China.  If such adverse changes were to occur in these industries, commercial shipping could decrease, which could, in turn, reduce the demand for our shipping agency services.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early state of development.  In particular PRC insurance companies offer limited business products.  As a result, we do not have any business liability or disruption insurance coverage for our operations in China.  Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

Negative perceptions about the quality of Chinese goods could reduce demand for Chinese exports and our shipping agency services.

Recent news of concerns about imported products from China, including such items as pet food, toys, toothpaste and cell phone batteries, may have harmed public perception of the general quality of goods produced by Chinese manufacturers.  Whether or not concerns about the quality of Chinese products are justified, continued perception of problems with Chinese products could cause importers and consumers to seek similar products from other countries and could harm China’s shipping industry.  A weakened shipping industry would in turn also harm China’s shipping agency industry and negatively impact our company.

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or another widespread public health problem, could adversely affect the Chinese economy as a whole, the shipping industry in general and our ability to profitably provide shipping industry services.

A renewed outbreak of SARS, pandemic avian influenza or another widespread public health problem in China, where we earn most of our revenues, could have a negative effect on our operations.  Our operations may be affected by a number of health-related factors, including the following:

•	quarantines or closures of some or our offices or the ports at which we provide services, which would severely disrupt our operations;

•	the sickness or death of our key officers and employees; and

•	a general slowdown in the Chinese economy.

The possible quarantine of our offices or the ports at which we provide services or the sickness or death of our key officers and employees would restrict our ability to provide shipping agency services.  Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our markets or our ability to operate profitably.

Trans Pacific’s contractual arrangements with Sino-China may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that Trans Pacific’s contractual arrangements with Sino-China were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment.  A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Sino-China, which could adversely affect us by increasing Sino-China’s tax liability without reducing Trans Pacific’s tax liability, which could further result in late payment fees and other penalties to Sino-China for underpaid taxes.

Trans Pacific’s contractual arrangements with Sino-China may not be as effective in providing control over Sino-China as direct ownership of Sino-China.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Sino-China that provide us, through our ownership of Trans Pacific, with effective control over Sino-China.  We depend on Sino-China to hold and maintain contracts for shipping agency services with our customers.  Sino-China also owns substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business.  Neither our company nor Trans Pacific has any ownership interest in Sino-China.  Although we have been advised that each contract under Trans Pacific’s contractual arrangements with Sino-China is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Sino-China as direct ownership of Sino-China.  In addition, Sino-China may breach the contractual arrangements.  For example, Sino-China may decide not to pay consulting or marketing fees to Trans Pacific, and consequently to our company, in accordance with the existing contractual arrangements.  In event of any such breach, we would have to rely on legal remedies under PRC law.  These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

Uncertainties with respect to the PRC legal system could adversely affect us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with Sino-China and its shareholders.

We conduct our business primarily through Trans Pacific and Sino-China.  These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises.  We and Trans Pacific are considered foreign persons or foreign invested enterprises under PRC law.  As a result, we and Trans Pacific are subject to PRC law limitations on foreign ownership of Chinese companies.  These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty.  The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors.  New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

In addition, we depend on Sino-China to honor its agreements with Trans Pacific.  Almost all of these agreements are governed by PRC law.  The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.  Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China.  However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us.  In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies.  We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses.  We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations.  As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services.  Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

The shareholders of Sino-China have potential conflicts of interest with us, which may adversely affect our business.

Neither we nor Trans Pacific owns any portion of the equity interests of Sino-China.  Instead, we and Trans Pacific rely on contractual obligations to enforce our interest in receiving payments from Sino-China.  Conflicts of interest may arise between Sino-China’s shareholders and our company if, for example, their interests in receiving dividends from Sino-China were to conflict with our interest requiring Sino-China to make contractually-obligated payments to Trans Pacific.  As a result, we have required Sino-China and each of its shareholders to execute irrevocable powers of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on their behalf on all matters requiring shareholder approval by Sino-China and to require Sino-China’s compliance with the terms of its contractual obligations.  We cannot assure you, however, that when conflicts of interest arise, Sino-China’s shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor.  In addition, Sino-China’s shareholders could violate their agreements with us by diverting business opportunities from us to others.  If we cannot resolve any conflicts of interest between us and Sino-China’s shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business.  In addition, these contractual relationships are governed by PRC law, which may result in uncertainty as to application and enforcement.

We rely on dividends paid by our subsidiary for our cash needs.

Although our company generates limited revenues from operations in the United States, we rely primarily on dividends paid by Trans Pacific for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses.  The payment of dividends by entities organized in China is subject to limitations.  Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

Under the PRC tax law through December 31, 2007, dividend payments to foreign investors made by foreign investment entities are exempt from PRC withholding tax.  Pursuant to the new PRC enterprise income tax law effective on January 1, 2008, however, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of up to 20%.  Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of foreign investment entities, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by Trans Pacific.  At present, however, the United States and China are signatories to the 1984 People’s Republic of China-United States Income Tax Agreement, which would allow our company to claim a deemed-paid credit, which is an indirect tax credit, on any taxes paid to China by Trans Pacific.  This credit may currently be carried forward for ten years.  To the extent we were not eligible to receive or were unable to use the credit, this new enterprise tax law could have an adverse effect on our company.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  We receive our revenues in Renminbi and U.S. dollars.  Under our current corporate structure, our income is derived from dividend payments from Trans Pacific and income from our activities in the United States.  Shortages in the availability of foreign currency may restrict the ability of Trans Pacific to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements.  However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends, if any, in foreign currencies to our shareholders.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.  We rely largely on payments from Trans Pacific and Sino-China.  While we charge our fees in U.S. dollars, Sino-China and Trans Pacific nevertheless operate within China and will rely heavily on Renminbi in their operations.  Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars.  For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

Changes in China’s political and economic policies could harm our business.

China’s economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy.  Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations.  In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD.  These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters.  Despite this activity to develop a legal system, China’s system of laws is not yet complete.  Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction.  The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any litigation.  In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.  Our activities in China will also be subject to administration review and approval by various national and local agencies of China’s government.  Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities.  Although we have obtained all required governmental approval to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China.  Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization.  The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business.  Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment in us.

As some of our officers, directors and assets are outside the United States, it will be extremely difficult to acquire jurisdiction and enforce liabilities against us and our officers, directors and assets based in China.

Some of our directors and officers reside outside the United States.  In addition, many of our assets will be located outside the United States.  As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States courts, including judgments relating to United States federal securities laws.  Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

Our international operations require us to comply with a number of U.S. regulations.

In addition the Chinese laws and regulations with which we must comply, we must also comply with the Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions. The U.S. Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities, and individuals except as permitted by OFAC, which may reduce our future growth.

Risks Associated with this Offering

The market price for our common stock may be volatile, which could result in substantial losses to investors.

The market price for our common stock is likely to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in the Chinese shipping industry or shipping agency industry;

•	changes in the Chinese economy;

•	changes in political relationships, both within China and between China and other countries;

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	fluctuation of the Renminbi against the U.S. Dollar and other currencies; or

•	potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  As a result, to the extent shareholders sell our shares in negative market fluctuation, they may not receive a price per share that is based solely upon our business performance.  We cannot guarantee that shareholders will not lose some of their entire investment in our common stock.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors.  The current terms of the directors expire in, 2010, 2011 and 2012.  Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders.  The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

Our directors and officers control a majority of our capital stock, limiting your influence on shareholder decisions.

Our officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common stock. These actions may be taken even if they are opposed by our other shareholders.

THE COMPANY

We are a major shipping agency service provider in China, with operating headquarters in Beijing and branches in Ningbo, Qingdao, Tianjin, Qinhuangdao, Fangchenggang, Yantai and Yingkou China. We also have offices in the United States in Flushing, New York, Perth, Australia and Hong Kong. Through these offices, we are able to coordinate our clients’ shipping needs, including preparing documents, husbanding vessels, working through customs issues, coordinating matters with port authorities, overseeing and settling cargo claims, tracking shipments, and recommending trucking, warehousing and complementary services.

We act as a local agent and attend vessels directly in each of the ports in which we have branch offices.  In addition to these ports, we have contracting offices at all other commercial ports in China as a professional general/protecting agency.  In the ports in which we do not yet have an office, we appoint a local agent to attend the vessels directly.

We have designed our services to simplify the shipping process for our clients and to keep our clients fully informed about the status of their shipments.  To that end, we analyze the information about prospective shipments provided by our clients to determine the most economical and efficient transportation solutions and then leverage our position as a shipping agency to negotiate competitive shipping rates.  We also give our clients daily disbursement reports to empower them to monitor and dispute all questionable charges.  In addition to allowing clients to monitor disbursements, our Disbursement Department audits all bills provided by ports for unreasonable charges that violate the guidelines issued by China’s Ministry of Communications.

We provide shipping agency services to a variety of vessel sizes and types, including Handysize, Panamax, Capesize, Roll-On/Roll-Off (“RORO”), and Very Large Crude Carrier (“VLCC”) class vessels.  We have assisted clients with a variety of shipping requirements, including bulk and break-bulk general cargo, vehicle transport and raw materials such as crude oil and oil products and iron, manganese and other metal ores.

SELLING SHAREHOLDERS

This prospectus relates to the Shares of our common stock that are being registered for reoffers and resales by selling shareholders who have acquired or may acquire Shares pursuant to the Plan.  Offers and sales by selling shareholders who are “affiliates” (as such term is defined under Rule 405 under the Securities Act) are also covered by this prospectus.

The selling shareholders are our prior, current and future officers, directors, employees and consultants (or any of their respective assigns) who have acquired or may acquire in the future Shares of our common stock under the Plan.  The selling shareholders may, from time to time, resell all, a portion or none of the Shares of our common stock covered by this prospectus.  There is no assurance that any of the selling shareholders will sell any or all of the Shares offered by them under this registration statement.  As of the date of this prospectus, 174,000 options have been granted under the Plan. Of the 174,000 options granted, 46,000 have been forfeited, leaving 128,000 options outstanding. As such, the identities of certain selling shareholders may be unknown.  We shall supplement this prospectus with the identities of additional selling shareholders and the amounts of securities eligible to be resold.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

The Shares of common stock to which this reoffer prospectus relates are being registered for reoffers and resales by the selling stockholder, who acquired the Common Stock pursuant to an option agreement with our company.

The table below sets forth with respect to the selling stockholders, based upon information available as of November 24, 2009, the number of Shares of our common stock owned (including, where applicable, the common stock covered by this reoffer prospectus, common stock not covered by this reoffer prospectus and options to purchase common stock), the number of Shares of common stock registered by this reoffer prospectus and the number and percent of outstanding Shares of common stock that will be owned after the sale of the registered common stock assuming the sale of all of the registered common stock.

Selling Stockholder	Number of Shares of common stock owned before sale	Number of Shares of common stock registered by this reoffer prospectus(1)	Number of Shares of common stock owned after sale	Percentage of Shares of common stock owned after sale(2)

Cao Lei	1,420,040	36,000	1,384,040	47.41%
Zhang Mingwei	90,000	36,000	54,000	1.85
Cao Jing Bo	36,000	36,000	0	*
Wang Jing	10,000	10,000	0	*
Dennis O. Laing	10,000	10,000	0	*

*      Less than 1%.
(1)
Represents the maximum number of Shares issued under the Incentive Plan that could be sold under this prospectus if the holder exercised all of his options when vested and sold the underlying Shares.  Does not constitute a commitment to sell any or all of the stated number of Shares.  The number of Shares to be sold shall be determined from time to time by each selling stockholder in his discretion.  Includes Shares of common stock underlying vested and unvested options.

(2)	Based on 2,919,146 Shares of common stock outstanding as of November 24, 2009.

PLAN OF DISTRIBUTION

The Shares may be offered by the selling shareholders from time to time in transactions on the NASDAQ Capital Market, any other stock exchange, market or trading facility on which our shares are traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of these methods of sale, at prices related to prevailing market prices or at negotiated prices. The selling shareholders may effect these transactions by selling the Shares to or through broker-dealers and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchaser of the Shares for which such broker-dealers may act as agent or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might be in excess of customary commissions.

There is no assurance that any of the selling shareholders will sell any or all of the Shares of common stock offered under this prospectus.

We have agreed to pay all expenses incurred in connection with the registration of the Shares of our common stock offered under this prospectus, except that the selling shareholders shall be responsible for all underwriting discounts and selling commissions, fees and expenses of counsel and other advisors to the selling shareholders, transfer taxes and related charges in connection with the offer and sale of these Shares.

EXPERTS

The financial statements incorporated by reference in this Prospectus have been audited by Friedman LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Shares of common stock offered hereby have been passed upon by Kaufman & Canoles, P.C., Richmond, Virginia, counsel to our Company.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”). You may read and copy any document which we file at the SEC’s public reference rooms located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Additional information about us may also be obtained at our web site at http://www.sino-global.com. We have filed with the SEC a registration statement on Form S-8 (the “Registration Statement”) under the Securities Act with respect to the Shares. This reoffer prospectus, which constitutes a part of that Registration Statement, does not contain all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits. Statements contained in this reoffer prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the entities listed above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 001-13467) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made before the termination of the offering are incorporated by reference:

(1)	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2009;

(2)	Our Quarterly on Form 10-Q for the fiscal quarter ended September 30, 2009 and the exhibits therein;

(3)	Our Current Report on Form 8-K, filed with the SEC on September 24, 2009;

(4)
The description of the Shares of common stock, without par value per share, contained in the Registrant’s registration statement on Form 8-A filed with the Commission on April 16, 2008 (File Number 001-34024) pursuant to Section 12(b) of the Exchange Act, which incorporates by reference the description of the Shares of common stock, without par value per share, contained in the registration statement on Form SB-2 (File Number 333-148611) filed by the Registrant on January 11, 2008 and declared effective by the Commission on April 18, 2008, and any amendment or report filed with the Commission for purposes of updating such description.

All documents that we have filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this reoffer prospectus and prior to the completion of the offering shall be deemed to be incorporated by reference into this reoffer prospectus and to be part of this reoffer prospectus from the date of filing of these documents. We will provide without charge to each person, including any beneficial owner, to whom a copy of this reoffer prospectus is delivered a copy of any or all documents incorporated by reference into this reoffer prospectus except the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You may request copies by writing or telephoning Apple Liang, Secretary, Sino-Global Shipping America, Ltd., 36-09 Main Street, Suite 9C-2, Flushing, New York 11354; telephone number (718) 888-1148.

INDEMNIFICATION

Our Articles of Incorporation, as amended to date, provide for us to indemnify our directors and officers to the fullest extent authorized by Virginia law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our Articles of Incorporation provide that our directors will not be personally liable for monetary damages to us of breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Sino-Global pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 (plan information and registration information) will be sent or given to the participants of the Sino-Global Shipping America, Ltd. 2008 Stock Incentive Plan, as amended, as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended. Such documents need not be filed with the Securities and Exchange Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents filed by us with the SEC are incorporated herein by reference as of the dates thereof:

(1)	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2009;

(2)	Our Quarterly on Form 10-Q for the fiscal quarter ended September 30, 2009 and the exhibits therein;

(3)	Our Current Report on Form 8-K, filed with the SEC on September 24, 2009;

(4)
The description of the Shares of common stock, without par value per share, contained in the Registrant’s registration statement on Form 8-A filed with the Commission on April 16, 2008 (File Number 001-34024) pursuant to Section 12(b) of the Exchange Act, which incorporates by reference the description of the Shares of common stock, without par value per share, contained in the registration statement on Form SB-2 (File Number 333-148611) filed by the Registrant on January 11, 2008 and declared effective by the Commission on April 18, 2008, and any amendment or report filed with the Commission for purposes of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

In accordance with Virginia law, Article VI, Section 3 of our Articles of Incorporation provides as follows: The Corporation shall indemnify (a) any person who was, is or may become a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of the shareholders of the Corporation, by reason of the fact that he is or was a director or officer of the Corporation, or (b) any director or officer who is or was serving at the request of the Corporation as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of criminal law. A person is considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involve securities by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any Director or officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Exhibit Number	Description of Exhibit

4.1	Specimen Certificate for Common Stock(1)
5.1	Opinion of Kaufman & Canoles, P.C.(2)
23.1	Consent of Friedman LLP(2)
23.2	Consent of Kaufman & Canoles, P.C. (included in Exhibit 5.1)(2)
24.1	Powers of Attorney (included in Part II of this Registration Statement)(2)
99.1	Sino-Global Shipping America, Ltd. 2008 Stock Incentive Plan(1)

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 333-148611.
(2)	Filed herewith.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for the purposes of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beijing, People’s Republic of China on November 24, 2009.

SINO-GLOBAL SHIPPING AMERICA, LTD.

/s/ Cao Lei
Mr. Cao Lei
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Cao Lei and Zhang Mingwei, and each of them, as his true and lawful attorneys-in-fact, as agents with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this registration statement and any registration statement related to the same offering as this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents in full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or be in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Cao Lei	Chief Executive Officer	November 24, 2009
Cao Lei	(Principal Executive Officer) and Director

/s/ Zhang Mingwei	Chief Financial Officer	November 24, 2009
Zhang Mingwei	(Principal Financial and Accounting Officer) and Director

/s/ Dennis O. Laing	Director	November 24, 2009
Dennis O. Laing	(Authorized Representative in the United States)

	Director	November 24, 2009
Wang Jing

	Director	November 24, 2009
Joseph Jhu

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Specimen Certificate for Common Stock(1)
5.1	Opinion of Kaufman & Canoles, P.C.(2)
23.1	Consent of Friedman LLP(2)
23.2	Consent of Kaufman & Canoles, P.C. (included in Exhibit 5.1)(2)
24.1	Powers of Attorney (included in Part II of this Registration Statement)(2)
99.1	Sino-Global Shipping America, Ltd. 2008 Stock Incentive Plan(1)

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 333-148611.
(2)	Filed herewith.